FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Resolutions adopted by the General Shareholders’ Meeting held on March 31, 2023

 Item 1

MR. JAIME PÉREZ RENOVALES, SECRETARY GENERAL AND SECRETARY OF THE BOARD OF “BANCO SANTANDER, S.A.”,

CERTIFY: That at the General Shareholders’ Meeting of this entity, validly held on 31 March 2023, the following resolutions were passed:

“1ºA.- To approve the annual accounts (balance sheet, profit and loss statement, statement of recognised income and expense, statement of changes in total equity, cash flow statement, and notes) and the directors’ reports of Banco Santander, S.A. and of its consolidated Group for the financial year ended 31 December 2022, all drawn up in eXtensible HyperText Markup Language (XHTML) format, with the consolidated financial statements tagged using standard eXtensible Business Reporting Language (XBRL), in accordance with Directive 2004/109/EC and Delegated Regulation (EU) 2019/815.

1ºB.- To approve the consolidated statement of non-financial information for the financial year ended 31 December 2022, which is part of the consolidated directors’ report for said financial year (“Responsible banking” chapter of the 2022 annual report).

1ºC.- To approve the corporate management for financial year 2022.

2º.- To approve the application of the separate results obtained by the Bank during financial year 2022 as follows:

Separate results obtained during financial year 2022 (profit)		EUR 7,921,403,147.51
Application	To dividends	EUR 1,942,470,146.35
	Dividend paid prior to the date of the meeting(1)	EUR 979,113,612.35
	Final dividend(2)	EUR 963,356,534
	To Voluntary Reserves(3)	EUR 5,978,933,001.16

(1) Total amount paid as interim dividend, at a fixed rate of 5.83 euro cents per share entitled to receive the dividend.

(2) Fixed dividend of EUR 5.95 cents gross per share entitled to receive the dividend, payable in cash as from 2 May 2023. The total amount has been estimated assuming that, after the buyback programme announced on 28 February 2023 is implemented, 16,190,866,119 of the Bank’s outstanding shares will be entitled to receive the dividend. Therefore, the total dividend may be higher if fewer shares than anticipated are acquired under the buyback programme, and it will be lower in the opposite case.

(3) Estimated amount corresponding to a final dividend of EUR 963,356,534. This figure will increase or decrease by the same amount as the lower or higher amount, respectively, of the final dividend

3ºA.- To set the number of directors at 15, which is within the maximum and the minimum established by the Bylaws.

3ºB.- To ratify the appointment of Mr Héctor Blas Grisi Checa as a director, which was approved by the board at its meeting of 20 December 2022 and became effective on 1 January 2023, with the classification of executive director. Also, to re-elect Mr Héctor Blas Grisi Checa as a director with the same classification of executive for the Bylaw-mandated period of 3 years.

3ºC.- To ratify the appointment of Mr Glenn Hogan Hutchins as a director, which was approved by the board at its meeting of 20 December 2022 after the relevant regulatory approvals were obtained, with the classification of independent director. Also, to re-elect Mr Glenn Hogan Hutchins as a director with the same classification of independent for the Bylaw-mandated period of 3 years.

3ºD.- To re-elect Mrs Pamela Ann Walkden as a director, with the classification of independent director, for the Bylaw-mandated period of 3 years.

3ºE.- To re-elect Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea as a director, with the classification of executive director, for the Bylaw-mandated period of 3 years.

3ºF.- To re-elect Ms Sol Daurella Comadrán as a director, with the classification of independent director, for the Bylaw-mandated period of 3 years.

3ºG.- To re-elect Ms Gina Lorenza Díez Barroso Azcárraga as a director, with the classification of independent director, for the Bylaw-mandated period of 3 years.

3ºH.- To re-elect Ms Homaira Akbari as a director, with the classification of independent director, for the Bylaw-mandated period of 3 years.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

4º.- To re-elect PricewaterhouseCoopers Auditores, S.L., with a registered office in Madrid at Paseo de la Castellana, nº 259 B, with Tax ID Code B-79031290 and registered in the Official Registry of Auditors of Accounts (Registro Oficial de Auditores de Cuentas) of the Accounting and Audit Institute (Instituto de Contabilidad y Auditoría de Cuentas) of the Ministry of Economic Affairs and Digital Transformation under number S0242, as external auditor for the verification of the annual accounts and of the directors’ report of the Bank and of the consolidated Group for financial year 2023.

5ºA.-

•	Reduction in share capital through the cancellation of own shares

It is hereby resolved to reduce the Bank’s share capital in the aggregate nominal value, subject to the maximum amount indicated below, represented by the shares, with a nominal value of fifty euro cents each, to be acquired through a share buyback programme (the “Programme”) addressed to all shareholders, which was approved by the board at its meeting held on 27 February 2023 and that is implemented pursuant to applicable legal provisions and under the authorisation for the acquisition of own shares granted by the shareholders at the ordinary general shareholders’ meeting held on 3 April 2020 under item Five II) of the agenda, and, if approved, through the authorisation for the acquisition of own shares that is submitted for the approval of the shareholders at the general meeting under item 5 C of the agenda or any other authorisation that may hereafter replace it (the “Shareholder Approval”). The maximum amount of the Programme is EUR 921 million and the maximum number of own shares to be acquired is 1,514,451,957 (the “MNOSA”). Accordingly, the maximum amount of the capital reduction will be EUR 757,225,978.50, which corresponds to the aggregate nominal value of the shares, each having a nominal value of fifty euro cents, to be acquired through the Programme, up to the stated maximum of 1,514,451,957 shares (the “Programme Reduction”).

•	Purpose of the Programme Reduction

The purpose of the Programme Reduction is to cancel own shares, contributing to the remuneration of the Company’s shareholders by increasing the earnings per share, which is inherent to the decrease in the number of shares. This reduction is a nominal or write-down reduction, as the implementation thereof does not entail a return of contributions to the shareholders.

•	Procedure, implementation period and reserves to which the Programme Reduction will be charged

The shares to be cancelled will be acquired pursuant to the Shareholder Approval and in accordance with applicable legal provisions on market abuse and the securities market, for which reason it will not be necessary to make a public takeover bid for shares of the Company acquired under the Programme. The shares will be acquired on the price and volume conditions established in applicable legal provisions.

Pursuant to Section 340.3 of the Spanish Capital Corporations Law, if the Bank does not reach the maximum number of shares to be acquired under the Programme (i.e. the MNOSA), the capital will be reduced by the nominal value corresponding to the number of shares actually acquired under the Programme.

The own shares acquired by the Company under the Programme will be cancelled within one month of the latest of the approval of this resolution by the shareholders, the termination of the Programme, or the receipt of the relevant regulatory approvals. Therefore, the Programme Reduction must be implemented within that period.

The Programme Reduction will not entail the return of contributions to the shareholders, given that, at the time of implementation of the reduction, the Bank will be the owner of the shares to be cancelled.

The cancellation of own shares to implement the Programme Reduction will be booked to the reduction of share capital by an amount equivalent to the nominal value of the shares cancelled, and the excess, up to the price paid for their acquisition, will be charged against the share premium reserve or, if the corresponding regulatory approval is not obtained, against other unrestricted reserves accounts.

Furthermore, for purposes of the provisions of Section 335 of the Spanish Capital Corporations Law, it is stated for the record that a reserve for amortised capital in an amount equal to the nominal value of the cancelled shares, which may only be used subject to the same requirements as for a reduction in share capital, will be funded from the share premium reserve (or from another unrestricted reserve if the relevant regulatory approval is not obtained). Therefore, pursuant to the provisions of Section 335 c) of the Spanish Capital Corporations Law, the creditors’ right of opposition set out in Section 334 of said law shall not apply.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

For purposes of the provisions of Section 411 of the Spanish Capital Corporations Law and in accordance with Additional Provision One of Law 10/2014 of 26 June on the organisation, supervision and solvency of credit institutions, it is hereby stated for the record that, as the Bank is a credit institution and the other requirements set forth in the aforementioned Additional Provision are met, the consent of the bondholder syndicates for the outstanding debenture and bond issues is not required for the implementation of the Programme Reduction.

•	Update of legal reserve and voluntary reserves.

The excess of the balance of the legal reserve account over an amount equal to 20% of the share capital arising after the implementation of the reduction will be reclassified to the voluntary reserves account once such reduction in capital becomes effective. The excess of the balance of the legal reserve account over the amount equivalent to 20% of the share capital resulting from the capital reductions carried out pursuant to the resolutions adopted at the general meeting held on 1 April 2022 will also become part of the voluntary reserves account.

•	Delegation of powers and authorisations

The implementation of the Programme Reduction is subject to receipt of the corresponding regulatory approvals required by applicable legal provisions.

The power to establish the terms and conditions of this resolution as to all matters not expressly provided for herein is delegated to the board of directors. Specifically, and for illustrative purposes only, the following powers are delegated to the board of directors:

(a)	To proceed with the implementation of the Programme Reduction and declare the approved Programme Reduction to be closed and executed, determining the cancellation of the shares acquired under the Programme. To determine the reserves against which the excess of the price paid over the nominal value of the shares to be cancelled is to be charged, as well as the reserve provided for in Section 335 of the Spanish Capital Corporations Law.

(b)	To request and obtain from the competent regulators in each case such authorisations, consents or permits as may be necessary for the full implementation of the Programme Reduction.

(c)	To amend the article of the Bylaws relating to capital and the number of shares.

(d)	To take any actions, make any statements or engage in any formalities that may be required in relation to the provision of public information and any actions that may be required before the National Securities Market Commission and the Stock Exchanges on which the shares of the Company are admitted to trading, as well as before the regulators and governing bodies of the markets on which the Company’s shares are traded.

(e)	To publish such announcements as may be necessary or appropriate in relation to the Programme Reduction and take all actions necessary for the effective cancellation of the own shares referred to in this resolution.

(f)	To engage in such formalities and take such actions as are necessary and to submit to the competent bodies such documents as may be required such that, once the cancellation of the shares of the Company and the execution of the corresponding capital reduction instrument and the registration thereof with the Commercial Registry have occurred, the cancelled shares will be excluded from trading through the Automated Quotation System (Sistema de Interconexión Bursátil) (Continuous Market) on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges and the corresponding book-entry records will be cancelled; and to make such requests and engage in such formalities and actions as may be necessary to exclude the cancelled shares from trading on any other stock exchanges or securities markets on which the Company’s shares are or may be listed, in accordance with the procedures established on each such stock exchange or securities market, and to cancel the corresponding book-entry records.

(g)	To take such actions as may be necessary or appropriate to implement and formalise the Programme Reduction before any public or private, Spanish or foreign authorities or agencies, including actions for purposes of statement, supplementation, or correction of defects or omissions that might prevent or hinder the full effectiveness of the preceding resolutions, all on the broadest terms thereof.

Pursuant to the provisions of Section 249bis.l) of the Spanish Capital Corporations Law, the board of directors is expressly authorised to delegate in turn (with the power of substitution when appropriate) to the executive committee and/or to any director with delegated powers, all delegable powers referred to in this resolution, all without prejudice to the representative powers that currently exist or may be granted in relation to this resolution.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Furthermore, and in relation to the current authorisation to acquire own shares that the shareholders approved at the ordinary general shareholders’ meeting of 3 April 2020 and to the authorisation for the acquisition of own shares that is submitted for the approval of the shareholders at the general meeting under item 5 C of the agenda and any other authorisation that may hereafter replace it, if approved, it is stated for the record that the shares cancelled pursuant to this resolution are excluded from the calculation corresponding to the aforementioned authorisations.

5ºB.-

•	Reduction in share capital through the cancellation of own shares

It is hereby resolved to reduce the share capital of the Bank by up to a maximum amount of EUR 822,699,750.50, equal to 10% of the share capital of the Bank following the implementation of the capital reduction in the amount of EUR 170,203,286.00 approved by the board of directors on 1 February 2023, in relation to which only the relevant regulatory approvals are pending as at the date of formulation of this proposed resolution, corresponding to a maximum of 1,645,399,501 shares having a nominal value of fifty euro cents each, through the cancellation of the own shares acquired by the Company under the current authorisation to acquire own shares approved by the shareholders at the ordinary general shareholders’ meeting of 3 April 2020, or, if approved, the authorisation for the acquisition of own shares that is submitted for the approval of the shareholders at the general meeting under item 5 C of the agenda, any other resolution that may hereafter replace it, or any resolution of the shareholders relating to the acquisition of own shares, all pursuant to the provisions of applicable law and regulations and after obtaining any relevant regulatory approvals (the “Capital Reduction”).

It is also proposed to cancel, to the extent necessary and for the part that has not been implemented, the resolution for a reduction in share capital approved by the shareholders at the ordinary general shareholders’ meeting held on 1 April 2022 under item 7 D of the agenda.

•	Implementation period

The period for implementation of this resolution shall be the shorter of one year or by the date of the next ordinary general meeting, and this resolution shall be deprived of effect to the extent of the capital reduction not implemented by the end of such period.

During the effective period of the authorisation, the Capital Reduction may be implemented in whole or in part in the manner and on the occasions that the board of directors or, by delegation thereof, the executive committee and/or any director with delegated powers, deems most appropriate, within the limits established in this resolution and by law. Notwithstanding the foregoing, if the board of directors (with express powers of substitution to the executive committee or any director with delegated powers) does not consider it advisable to implement the Capital Reduction within the aforementioned period in consideration of market conditions, conditions of the Bank itself or those arising from any significant social or economic fact or event, it may submit to the shareholders the possibility of revoking it.

The Capital Reduction shall also be deprived of all effect if the board of directors, or by substitution, the executive committee or any director with delegated powers, does not exercise the powers delegated thereto within the period set by the shareholders for the implementation thereof, in which case this will be reported to the shareholders at the next general meeting to be held.

•	Final amount

The final amount of the Capital Reduction shall be set by the board of directors or, by delegation, by the executive committee and/or any director with delegated powers, within the maximum limit set forth above, based on the final number of own shares that the board of directors (or, by delegation, the executive committee and/or any director with delegated powers) cancels pursuant to the provisions of this resolution.

•	Purpose of the Capital Reduction

The purpose of the Capital Reduction is to cancel own shares, such as those that may be acquired within the framework of the shareholder remuneration policy, that is supported by the increase in the earnings per share, inherent to the decrease in the number of shares. This reduction is a nominal or write-down reduction, as the implementation thereof will not entail a return of contributions to the shareholders.

•	Reserves to which the Capital Reduction will be charged

The cancellation of own shares to implement the Capital Reduction will be booked to the reduction of share capital by an amount equivalent to the nominal value of the shares cancelled, and the excess,

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

up to the price paid for their acquisition, will be charged against the share premium reserve or against other unrestricted reserves accounts.

Furthermore, for purposes of Section 335 of the Spanish Capital Corporations Law, it is stated for the record that at the time the Capital Reduction is implemented, the board of directors may resolve to fund a reserve for amortised capital from the share premium reserve or, in the absence of regulatory authorisation, from other unrestricted reserves accounts in an amount equal to the nominal value of the cancelled shares, which may only be used subject to the same requirements as for a reduction in share capital. Pursuant to Section 335 c) of the Spanish Capital Corporations Law, if such a reserve were to be funded, the creditors’ right of opposition set out in Section 334 of said law shall not apply.

For purposes of the provisions of Section 411 of the Spanish Capital Corporations Law and in accordance with Additional Provision One of Law 10/2014 of 26 June on the organisation, supervision and solvency of credit institutions, it is hereby stated for the record that, as the Bank is a credit institution and the other requirements set forth in the aforementioned Additional Provision are met, the consent of the bondholder syndicates for the outstanding debenture and bond issues is not required for the implementation of the Capital Reduction.

•	Update of legal reserve and voluntary reserves.

The excess of the balance of the legal reserve account over an amount equal to 20% of the share capital arising after the implementation of the reduction will be reclassified to the voluntary reserves account once the reduction in capital becomes effective.

•	Delegation of powers

Delegation to the board of directors of the power to establish the terms and conditions of this resolution as to all matters not expressly provided for herein. Specifically, and for illustrative purposes only, the following powers are delegated to the board of directors:

(a)	To determine the number of shares to be cancelled in each implementation, with the power to decide to refrain from implementing the resolution in whole or in part if no acquisition of own shares for cancellation ultimately occurs or if, the shares having been acquired, it is advisable to refrain from doing so in the corporate interest due to market conditions, conditions of the Bank itself or any significant social or economic condition. All of the foregoing shall be reported to the shareholders at the general meeting.

(b)	To declare executed each of the implementations of the Capital Reduction to be finally approved, setting, where appropriate, the final number of shares to be cancelled in each implementation, and therefore the amount by which the share capital of the Company must be reduced in each implementation, all subject to the limits established in this resolution. To determine the reserves against which the excess of the price paid over the nominal value of the shares to be cancelled is to be charged. To resolve to fund a reserve for amortised capital in an amount equal to the nominal value of the cancelled shares, for purposes of the provisions of Section 335 of the Spanish Capital Corporations Law.

(c)	To request and obtain from the competent regulators in each case such authorisations, consents or permits as may be necessary for the full implementation of the Capital Reduction.

(d)	To amend the article of the Bylaws relating to capital and the number of shares.

(e)	To take any actions, make any statements or engage in any formalities that may be required in relation to the provision of public information and any actions that may be required before the National Securities Market Commission and the Stock Exchanges on which the shares of the Company are admitted to trading, as well as before the regulators and governing bodies of the markets on which the Company’s shares are traded.

(f)	To publish such announcements as may be necessary or appropriate in relation to the Capital Reduction and each implementation thereof and take all actions necessary for the effective cancellation of the own shares referred to in this resolution.

(g)	To engage in such formalities and take such actions as are necessary and to submit to the competent bodies such documents as may be required such that, once the cancellation of the shares of the Company and the execution of the corresponding capital reduction instrument and the registration thereof with the Commercial Registry have occurred, the cancelled shares will be excluded from trading through the Automated Quotation System (Sistema de Interconexión Bursátil) (Continuous Market) on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges and the corresponding book-entry records will be cancelled; and to make such requests and engage in such formalities and actions as may be necessary to exclude the cancelled shares from

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

trading on any other stock exchanges or securities markets on which the Company’s shares are or may be listed, in accordance with the procedures established on each such stock exchange or securities market, and to cancel the corresponding book-entry records.

(h)	To take such actions as may be necessary or appropriate to implement and formalise the Capital Reduction before any public or private, Spanish or foreign authorities or agencies, including actions for purposes of statement, supplementation, or correction of defects or omissions that might prevent or hinder the full effectiveness of the preceding resolutions, all on the broadest terms thereof.

Pursuant to the provisions of Section 249bis.l) of the Spanish Capital Corporations Law, the board of directors is expressly authorised to delegate in turn (with the power of substitution when appropriate) to the executive committee and/or to any director with delegated powers, all delegable powers referred to in this resolution, all without prejudice to the representative powers that currently exist or may be granted in relation to this resolution.

Furthermore, and in relation to the current authorisation to acquire own shares that the shareholders approved at the ordinary general shareholders’ meeting of 3 April 2020 and to the authorisation for the acquisition of own shares that is submitted for the approval of the shareholders at the general meeting under item 5 C of the agenda and any other authorisation that may hereafter replace it, if approved, it is stated for the record that the shares cancelled pursuant to this resolution are excluded from the calculation corresponding to the aforementioned authorisations.

5ºC.-

•	Revocation of prior authorisation

To deprive of effect, to the extent not used, the authorisation granted by resolution Five II) of the shareholders acting at the ordinary general shareholders' meeting of 3 April 2020 for the derivative acquisition of treasury shares by the Bank and by the subsidiaries making up the Group.

•	New authorisation. requirements and limits

To expressly authorise the Bank and the subsidiaries making up the Group to be able to acquire shares representing the share capital of the Bank by any legally admissible instrument, for the application and purpose established in this resolution, subject to legal limits and requirements, up to a maximum number of shares equal to 10% of the share capital existing at any time or such higher maximum percentage as may be established by law while this authorisation is in effect.

If the acquisition is for consideration, the maximum price per share may not exceed the higher, increased by 3%, of the price of the last independent purchase or the highest independent offer at that time at the trading venue where the purchase is made. The minimum price shall be the nominal value.

This authorisation may be used within a term of five years as from the date the general shareholders’ meeting is held.

•	Application and purpose

Shares may be acquired pursuant to this authorisation both in order to transfer them by any means or to cancel them, and in order to apply them to the remuneration systems contemplated in the third paragraph of letter a) of number 1 of Section 146 of the Spanish Capital Corporations Law (Ley de Sociedades de Capital), or to hedge any remuneration system to be settled in shares or linked to share capital.

Furthermore, within the framework of this authorisation, the board of directors may approve the launch of buyback programmes addressed to all shareholders in accordance with Article 5 of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse and Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 supplementing the Regulation on market abuse with regard to regulatory technical standards for the conditions applicable to buyback programmes and stabilisation measures or in accordance with another buyback mechanism or procedure with a similar purpose. Such buyback programmes may be aimed at a subsequent reduction in the share capital of the Company through the cancellation of the acquired shares, following a resolution of the shareholders at a general shareholders’ meeting, or any other purpose established by applicable law. This authorization also allows the implementation of the buyback programmes approved by the board before the adoption of this resolution based on the authorisation granted by the ordinary general shareholders’ meeting held

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

on 3 April 2020 through resolution Five II), and which, as of the date this resolution is adopted, have not been completed.

The authorisation may also be used to acquire own shares for other purposes or through other procedures decided from time to time by the board of directors, which for this purpose may also decide on the manner and the procedure by which the transactions in own shares are carried out.

5ºD.-

•	Revocation of prior authorisation

To rescind and deprive of effect, to the extent unused, the authorisation granted pursuant to resolution Seven II) approved at the ordinary general shareholders’ meeting of 12 April 2019.

•	New authorisation

To again authorise the board of directors, as broadly as may be necessary under the law:

(i)	so that it can issue, as provided in the general regime for the issuance of debentures and pursuant to the provisions of Section 319 of the Regulations of the Commercial Registry:

-	debentures, bonds, preferred interests and other fixed-income securities or debt instruments of a similar nature in any of the forms admitted by law and that are convertible into shares of the Bank, including warrants or other similar securities that may provide a direct or indirect entitlement to subscribe for shares of the Bank, to be settled by physical delivery or set-off;

-	on one or more occasions, at any time, within a period of 5 years from the date of this meeting;

-	in the maximum amount of EUR 10,000 million or its equivalent in another currency, taking into account for the calculation of that limit in the case of warrants the sum of the premiums of the warrants under each issuance approved pursuant to the powers delegated hereby (or in the case of warrants payable by physical delivery, the sum of premiums and exercise prices);

(ii)	determining the amount of each issuance, always within the stated overall quantitative limit; the -domestic or foreign- place of issuance and the currency and, if it is foreign, the equivalent thereof in euros; the denomination, whether bonds (bonos), debentures (obligaciones), preferred interests (participaciones preferentes) or any other denomination permitted by law (including equity instruments among those contemplated by Articles 51 to 55 or 62 to 65 of Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms; the issuance date(s); whether the securities are mandatorily, contingently or voluntarily convertible, and if voluntarily, whether at the option of the holder of the securities or the issuer; the interest rate, dates and procedures for payment of the coupon; whether they are to be callable or not (including, if applicable, the possibility of redemption by the issuer) and, if applicable, the redemption period and events of redemption (in whole or in part), whether they are to be with or without a maturity date and, in the former case, the maturity date; the type of repayment, premiums and tranches; guarantees, including mortgages; form of representation, whether certificated or as book entries; the number of securities and the nominal value thereof, which, in the case of convertible securities, shall not be less than the nominal value of the shares; pre-emptive rights, if any, and subscription procedure; applicable law, whether domestic or foreign; the application, if any, for admission to trading on official or unofficial, organised or unorganised, domestic or foreign secondary markets or trading venues of the securities that are issued in compliance with the requirements in each case established by applicable laws and regulations; and, in general, any other condition applicable to the issuance (the foregoing list of powers hence being descriptive and not exhaustive), and, if applicable, appointing the Examiner (Comisario) and approving the basic rules that are to govern the legal relations between the Bank and the Syndicate, if any and allowed, of holders of the securities that are issued, and designating and to the extent necessary removing all persons or entities who must be involved in the issuances, including but not limited to placement entities, listing and payment agents, and formalising such contracts, agreements or other documents as may be necessary with those entities, establishing their fees or the terms of their remuneration;

(iii)	also, in each case, deciding the conditions for repayment of the securities issued in reliance on this authorisation, including the power to use, to the extent applicable, the redemption means referred to in Section 430 of the Spanish Capital Corporations Law or any other means that may be appropriate. In addition, the board of directors is authorised, whenever it deems appropriate, and subject to the necessary official authorisations being obtained as well as, if required, approval at the Meetings of the respective Syndicates or bodies representing the holders of the securities,

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

to modify the conditions for repayment of the securities issued and the maturity thereof, as well as the interest rate, if any, of those included in each of the issuances made pursuant to this authorisation;

(iv)	within the scope of the provisions of Sections 308, 417 and 511 of the Spanish Capital Corporations Law, to totally or partially exclude the pre-emptive rights of the shareholders when such exclusion is required to obtain funds in international markets, for the use of bookbuilding techniques, or when it is in any other manner justified by the Company’s interest within the framework of a specific issuance of convertible securities, subject to the obligation, in the event that the board decides to use this power to exclude pre-emptive rights, to prepare, at the time of approving the issuance and in accordance with applicable law, a report detailing the specific reasons of corporate interest that justify such measure, which may be subject to the corresponding report of an independent expert (other than the Bank’s external auditor) appointed by the Commercial Registry, when voluntarily requested by the Bank or required pursuant to applicable law, as provided in Sections 414, 417 and 511 of the Spanish Capital Corporations Law. The directors’ report and any independent expert’s report shall be made available to the shareholders and communicated to them at the first general meeting held after the adoption of the issuance resolution, and they shall be immediately included on the Bank’s corporate website;

(v)	to increase the share capital in the amount required to accommodate conversion requests, being able to exercise this power to the extent that the board, adding together the capital that is increased in order to cover the issuance of convertible debentures and, if applicable, any other increases in capital that may have been approved within the scope of authorisations granted by the shareholders at the general shareholders’ meeting, does not exceed the limit of one-half of the share capital amount specified in Section 297.1.b) of the Spanish Capital Corporations Law or 10% of such total amount of share capital if the pre-emptive rights of the shareholders are excluded in the issuance of the convertible securities. This authorisation to increase capital includes authorisation to issue and float, on one or more occasions, the shares representing such capital that are necessary to implement the conversion, as well as authorisation to amend the text of the article of the Bylaws relating to the amount of share capital and, if applicable, to rescind the portion of such increase in capital that was not needed for a conversion into shares; and

(vi)	to apply, when appropriate, for admission to trading of the securities issued pursuant to the powers delegated hereby on official or unofficial, organised or unorganised, domestic or foreign secondary markets or trading venues, with the board of directors being authorised to carry out such formalities and activities before the competent authorities of the various domestic or foreign securities markets as may be necessary for admission to listing.

At subsequent general shareholders’ meetings held by the Bank, the board of directors shall inform the shareholders of the use that has been made of this delegated power until that time.

•	Conversion bases and terms and conditions

The following standards are established for purposes of determining the bases and terms and conditions for the conversion of convertible securities that are issued pursuant to this authorisation:

(i)	Securities issued pursuant to this resolution shall be convertible into new shares of the Bank in accordance with a conversion ratio that may be fixed (determined or determinable) or variable (in which case, it may include maximum and/or minimum limits on the conversion price), with the board of directors being authorised to determine whether they are mandatorily, contingently or voluntarily convertible, and if voluntarily, whether at the option of their holder or of the issuer, at the intervals and during the maximum term established in the issuance resolution, which shall not exceed fifty (50) years from the date of issuance. Such maximum term shall not apply to securities without a maturity date that are convertible.

(ii)	In the case of a fixed conversion ratio, for purposes of the conversion, the fixed-income securities shall be valued at their nominal amount and the shares shall be valued at the exchange rate determined in the resolution of the board of directors making use of this delegation, or at the exchange rate determinable on the date or dates specified in the resolution of the board, and based on the listing price of the Bank’s shares on the Stock Exchange on the date(s) or during the period(s) taken as a reference in such resolution, with or without a premium or with or without a discount, and in any case subject to a minimum of the greater of (a) the average (whether arithmetic or weighted) exchange rate for the shares on the Continuous Market of the Spanish Stock Exchanges, based on closing prices, average prices or other listing reference, during a period to be determined by the board that shall not be greater than three months nor less than three calendar days and which shall end no later than the day prior to the adoption by the board

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

of the resolution providing for the issuance of the reference securities, and (b) the exchange rate for the shares on such Continuous Market according to the closing price on the day preceding the day of adoption of such issuance resolution.

(iii)	The issuance of convertible fixed-income securities at a variable conversion ratio may also be approved. In such case, the price of the shares for purposes of the conversion shall be the arithmetic or weighted mean of the closing prices, average prices or other listing reference for the shares of the Company on the Continuous Market during a period to be determined by the board of directors, which shall not be greater than three months nor less than three calendar days and which shall end no later than the day prior to the date of conversion, as applicable, with a premium or a discount on such price per share. The premium or discount may be different for each conversion date under each issuance (or under each tranche of an issuance, if any), provided, however, that if a discount is set on the price per share, such discount may not be greater than 30%. Additionally, a minimum and/or maximum reference price may be set for the shares for purposes of the conversion thereof upon the terms established by the board.

(iv)	If the issuance is convertible and exchangeable, the board may also provide that the issuer reserves the right to choose at any time between conversion into newly-issued shares or exchange for outstanding shares, specifying the nature of the shares to be delivered at the time of the conversion or exchange, and may also choose to deliver a combination of newly-issued shares and existing shares. In any event, the issuer must respect equality of treatment among all of the holders of the fixed-income securities that are converted or exchanged on the same date.

(v)	Upon conversion, the fractional shares that may need to be delivered to the holder of the debentures shall be rounded by default to the immediately lower whole number. The board shall decide whether any difference that might result should be paid to each holder in cash.

(vi)	Under no circumstances shall the value of the shares for the purposes of the ratio for the conversion of the debentures into shares be lower than the nominal value thereof. Pursuant to the provisions of Section 415.2 of the Spanish Capital Corporations Law, debentures shall not be converted into shares if the nominal value of the former is lower than that of the latter. Convertible debentures shall likewise not be issued for an amount lower than their nominal value.

Upon approval of an issuance of convertible securities pursuant to the authorisation granted by the shareholders at the meeting, the board of directors shall prepare a directors’ report further developing and specifying the bases for and terms and conditions of the conversion that are specifically applicable to such issuance, based on the above-described standards. This report shall be supplemented, when the Bank deems it appropriate or when required by applicable law, by the report of an independent expert (other than the Bank’s external auditor) referred to in Sections 414, 417, 510 and 511 of the Spanish Capital Corporations Law. Said reports shall be made available to the shareholders and shall be communicated to them at the first general shareholders’ meeting held after the adoption of the issuance resolution and shall be included on the Bank’s corporate website.

•	Issue of CoCos and maximum limit

For the purposes of the limit available for the total or partial exclusion of pre-emptive rights (10% of the Bank's current share capital), issues shall not be computed if they are perpetual or have no conversion and/or repayment period and under which conversion is contingent and contemplated to meet regulatory requirements for the computability of the securities issued as equity instruments pursuant to the solvency regulations applicable at any time (“Contingently Convertible Issues” or “CoCos”) in which pre-emptive rights are excluded and which may be approved pursuant to this delegation. Pursuant to Additional Provision Fifteen of the Spanish Capital Corporations Law, the general limit of 50% of the Bank’s share capital shall apply to increases in capital carried out to cover the conversion of such issues if pre-emptive rights are excluded.

•	Convertible warrants

The above rules, including in particular those relating to powers to increase share capital, exclude pre-emptive rights and determine the conversion bases and terms and conditions, shall apply, mutatis mutandis, in the event that warrants or other similar securities are issued that might entitle the holders thereof, directly or indirectly, to subscribe for newly-issued shares of the Bank; the delegation includes the broadest powers, with the same scope as established therein, to decide on all matters it deems appropriate in connection with those kinds of securities.

•	Authorisation to delegate

The board of directors is authorised to delegate in turn (with the power of substitution when so appropriate) to the executive committee or to any director with delegated powers those delegable

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

powers granted pursuant to this resolution, all without prejudice to the representative powers that currently exist or may be granted in relation to this resolution.

6ºA.- To approve, pursuant to the provisions of Section 529 novodecies of the Spanish Capital Corporations Law (Ley de Sociedades de Capital), the directors’ remuneration policy of the Bank for financial years 2023, 2024 and 2025, the text of which has been made available to the shareholders within the framework of the call to the general meeting, which appears in sections 6.4 and 6.5 of the “Corporate governance” chapter of the consolidated directors’ report included in the 2022 annual report and which, regarding the variable components of the remuneration of executive directors for 2023 and to the extent that they make up a remuneration system that includes the delivery of shares of the Bank or of rights thereto, is also submitted to the shareholders at the general shareholders’ meeting under item 6 D.

6ºB.- To approve, for purposes of the provisions of section 2 of Article 58 of the Bylaws, the establishment of the fixed annual amount of remuneration of the directors in their capacity as such at EUR 6,000,000, which amount shall be applicable to remuneration corresponding to financial year 2023 and shall remain effective for so long as the shareholders acting at a general shareholders’ meeting do not resolve to amend it, the board of directors being able to reduce it on the terms established in the aforementioned provision of the Bylaws.

6ºC.-

To approve a maximum ratio of 200% between the variable and fixed components of the total remuneration of the executive directors and of certain employees belonging to categories with professional activities that have a material impact on the risk profile of the Group upon the terms set forth below:

•	Number of affected persons: certain members of the Identified Staff (703 at 31 December 2022, as itemised in the Exhibit to the detailed recommendation prepared by the board of directors), and up to 50 additional beneficiaries, up to a total maximum of 753 persons.

The beneficiaries of this resolution include the executive directors of Banco Santander and other employees of the Bank or other companies of the Group belonging to the “Identified Staff”, i.e. to categories with professional activities that have a material impact on the risk profile of the Bank or of the Group, including senior executives, risk-taking employees or employees engaged in control functions, as well as other workers whose total remuneration places them within the same remuneration bracket as that of the foregoing categories. However, it is noted that the categories of personnel who engage in control duties are generally excluded from the scope of this resolution. The members of the Identified Staff have been selected pursuant to Article 32.1 of Law 10/2014 of 26 June on the organisation, supervision and solvency of credit institutions and the standards established in Commission Delegated Regulation (EU) 2021/923 of 25 March 2021, supplementing Directive 2013/36/EU of the European Parliament and of the Council with regard to regulatory technical standards setting out the criteria to define managerial responsibility, control functions, material business units and a significant impact on a material business unit’s risk profile, and setting out criteria for identifying staff members or categories of staff whose professional activities have an impact on the institution’s risk profile that is comparably as material as that of staff members or categories of staff referred to in Article 92(3) of that Directive.

•	Grant of powers

Without prejudice to the provisions of item 7 of the agenda or to the powers of the board of directors in remuneration matters, the board is hereby authorised to implement this resolution, with the power to elaborate, as necessary, on the content hereof and that of the agreements and other documents to be used or adapted for such purpose. Specifically, and merely by way of example, the board of directors shall have the following powers:

(a)	To determine any modifications that should be made in the group of Identified Staff members that benefit from the resolution, within the maximum limit established by the shareholders at the general meeting, as well as the composition and amount of the fixed and variable components of the total remuneration of said persons.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

(b)	To approve the basic content of the agreements and of such other supplementary documentation as may be necessary or appropriate.

(c)	To approve all such notices and supplementary documentation as may be necessary or appropriate to file with the European Central Bank, Banco de España or any other public or private entity.

(d)	To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorisation or verification.

(e)	To interpret the foregoing resolutions, with powers to adapt them to the circumstances that may arise at any time without affecting their basic content, including any regulations or provisions or recommendations from supervisory bodies that may prevent their implementation upon the terms approved or that may require the adjustment thereof.

(f)	In general, to take any actions and execute all such documents as may be necessary or appropriate.

The board of directors is authorised to delegate (with the power of substitution when appropriate) to the executive committee or to any director with delegated powers, those delegable powers granted pursuant to this resolution, all without prejudice to the representative powers that currently exist or may be granted in relation to this resolution.

The Company shall communicate the approval of this resolution to all Group companies engaging executives or employees belonging to the Identified Staff and who are beneficiaries of this resolution, without prejudice to the exercise by such of the Bank’s subsidiaries as may be appropriate in each case of the powers they hold to implement the remuneration policy with respect to those executives and employees and, if applicable, to adjust such policy to regulations or to the requirements of competent authorities in the respective jurisdiction, or to compliance with the obligations that bind them for such purpose.

6ºD.-

To approve, as regards the inclusion of the executive directors among the beneficiaries thereof, the implementation of the eighth cycle of the Deferred Multiyear Objectives Variable Remuneration Plan, which has been approved by the board of directors in relation to the executive directors, inasmuch as it is a remuneration system that includes the delivery to them of shares of the Bank or of rights thereon or that is linked to the value of the shares:

•	Object and beneficiaries

The eighth cycle of the Deferred Multiyear Objectives Variable Remuneration Plan will be implemented in connection with the variable remuneration or award (hereinafter, the “Award”) for financial year 2023 that is approved by the board of directors or the appropriate body in each case, for executive directors of Banco Santander and Group Promontorio executives, all of them belonging to the “Identified Staff” or “Material Risk Takers” (i.e. to categories of staff whose professional activities have a material impact on the risk profile of the institution in accordance with Section 32.1 of Law 10/2014 of 26 June on the organisation, supervision and solvency of credit institutions, and the regulations in implementation thereof).

The implementation of the eighth cycle exclusively as regards the variable remuneration of the executive directors of the Bank is submitted to the shareholders for approval at the general meeting.

The purpose of this eighth cycle of the Deferred Multiyear Objectives Variable Remuneration Plan as regards the executive directors of the Bank is (a) to defer a portion of the Award over a period of five years, subject to the non-occurrence of certain circumstances, and (b) in turn, to link a portion of such amount to the performance of the Bank over a multiyear period. All payments that are to be made under this eighth cycle of the Plan will be made 50% in cash and 50% in instruments, all in accordance with the rules set forth below.

•	Operation

The Award for the executive directors for financial year 2023 will be paid, if applicable, as follows:

–	40% of the Award will be paid in 2024, net of taxes, after applying the corresponding withholding or payment on account (this portion of the total amount of the Award, the “Immediate Payment

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Amount”) on the “Initial Date” (meaning the specific date on which the Immediate Payment Amount is paid): 50% in cash and 50% in instruments.

–	Payment of the remaining amount (the “Deferred Payment Amount”) will be deferred over a period of 5 years (the “Deferral Period”), which amount will be paid in fifths within thirty days of the anniversaries of the Initial Date in 2025, 2026, 2027, 2028 and 2029 (the “Anniversaries”), provided that the conditions described below are met.

–	The deferred portion of the Award will be divided into fifths (each one, an “Annual Payment”), which will determine the amount to be paid, if applicable, on each of the Anniversaries.

–	Each of the payments that are to be made on the Anniversaries will be made 50% in cash and the other 50% in instruments.

–	The portion of the Incentive that is paid in instruments will be reduced in the amount resulting from the RSUs that the executive directors are entitled to receive under PagoNxt, S.L. incentive plan, the difference being paid, at the executive director’s choice, in shares only or in halves in Santander shares and options on Santander shares.

–	The executive directors may not directly or indirectly hedge the Santander shares that they receive pursuant to the foregoing sections before delivery thereof. They may likewise not transfer them or directly or indirectly hedge the shares for one year as from the delivery thereof. In addition, if the executive director has opted to receive part of the Award in options on Santander shares, the executive director will be unable to carry out the actions provided for in this paragraph in relation to the options or exercise the options within one year following their delivery.

–	Pursuant to the Group’s policy on shareholding, the executive directors of Banco Santander may not transfer Santander shares that they receive pursuant to the preceding paragraphs for three years from the date of delivery thereof, unless the director already holds Santander shares for an amount equivalent to twice the director’s annual fixed remuneration.

–	On occasion of each payment of the deferred amount in cash, and subject to the same requirements, the executive director may be paid an amount in cash that offsets the effect of inflation on said deferred amount in cash.

–	All payments will be made after applying any withholding or payment on account applicable at any time.

In addition to continuity of the director within the Group1, the accrual of all Annual Payments is conditional upon the absence of any of the circumstances giving rise to the application of malus provisions as set out in the malus and clawback chapter of the Group’s remuneration policy during the period prior to each of the deliveries. Likewise, the amounts of the Award already paid will be subject to possible clawback by the Bank in the instances and for the period described in said policy, all upon the terms and conditions set forth therein.

The application of malus and clawback provisions is triggered in those events in which there is a deficient financial performance of the entity as a whole or of a specific division or area thereof or of exposures generated by the staff, for which purpose at least the following factors must be taken into account:

1        When termination of the relationship with the Bank is due to retirement, early retirement or pre-retirement of the beneficiary, for termination judicially declared to be improper, unilateral separation for good cause by an employee (which includes, in any case, the situations set forth in section 10.3 of Royal Decree 1382/1985 of 1 August governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, as well as in cases of mandatory redundancy, the right to delivery of the deferred cash amounts, shares, and, if applicable, options on shares, as well as any amounts arising from the inflation adjustment of deferred amounts in cash, shall remain under the same conditions in force as if none of such circumstances had occurred.

In the event of death, the right shall pass to the successors of the beneficiary.

In cases of justified temporary leave due to temporary disability, suspension of the contract of employment due to maternity or paternity, or leave to care for children or a relative, there shall be no change in the rights of the beneficiary.

If the beneficiary goes to another company of the Group (including through international assignment and/or expatriation), there shall be no change in the rights thereof.

If the relationship terminates by mutual agreement or because the beneficiary obtains a leave not referred to in any of the preceding paragraphs, the terms of the termination or temporary leave agreement shall apply.

None of the above circumstances shall give any right to receive the deferred amount in advance, except where necessary to comply with mandatory regulations or, where appropriate, to avoid a conflict of interest. If the beneficiary or the successors thereof maintain the right to receive deferred remuneration in cash, shares, and, if applicable, options on shares, such remuneration shall be delivered within the periods and upon the terms set forth in the plan rules.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

–	Significant errors in risk management committed by the entity or by a business or risk control unit.

–	An increase in the capital needs of the entity or a business unit that was not expected at the time the exposures were generated.

–	Regulatory sanctions or adverse court awards for facts that might be attributable to the unit or to the staff responsible for them. Also a breach of the entity’s internal codes of conduct.

–	Improper conduct, whether individual or collective. Negative effects from the sale of unsuitable products and the responsibility of the persons or bodies making such decisions shall be especially considered.

Additionally, the accrual of the third, fourth and fifth Annual Payments (these Annual Payments, together, the “Deferred Portion Subject to Objectives”) is subject to the achievement of certain targets referring to the 2023-2025 period (the “Multiyear Objectives”) and to the metrics and achievement scales associated with such Multiyear Objectives, which are those set forth below:

A.	Achievement of the return on tangible equity (“RoTE”) target of the Bank in 2025. The RoTE coefficient corresponding to this target will be obtained from the following table:

RoTE in 2025
(%)	RoTE Coefficient
≥ 17%	1.5
≥ 14% but < 17%	0 – 1.5A
< 14%	0

A.	Straight-line increase in RoTE Coefficient based on the specific percentage of RoTE in 2025, within this bracket of the scale.

B.	Relative performance of the Bank’s TSR for the 2023-2025 period compared to the weighted TSRs of a peer group of 9 credit institutions.

For these purposes:

-	“TSR” means the difference (expressed as a percentage) between the final value of an investment in ordinary shares of the Bank and the initial value of that investment, taking into account that for the calculation of such final value, dividends or other similar items received by the shareholder due to such investment during the corresponding period of time will be considered as if they had been invested in more shares of the same class on the first date on which the dividend or similar item is payable to the shareholders and at the average weighted listing price on said date. To calculate TSR, the average weighted daily volume of the average weighted listing prices for the fifteen trading sessions prior to 1 January 2023 (excluded) (for the calculation of the initial value) and for the fifteen trading sessions prior to 1 January 2026 (excluded) (for the calculation of the final value) will be taken into account.

-	“Peer Group” means the group made up of the following 9 financial institutions: BBVA, BNP Paribas, Citi, Crédit Agricole, HSBC, ING, Itaú, Scotiabank and Unicredit.

For this TSR metric, the following achievement scale is established:

TSR Position of the Bank	TSR Coefficient
Achievement of percentile 100	1.5
Between percentiles 75 and 100 (not including the latter)	1 – 1.5A
Between percentiles 40 and 75 (not including the latter)	0.5 – 1A
Below percentile 40	0

A.	Proportional increase in TSR coefficient according to the number of positions moved up in the ranking within this bracket of the scale.

C.	Level of Group progress on the Responsible banking actions lines and associated targets, measured through the following metrics related to environmental, social and corporate governance (ESG) matters:

i.	Target regarding women in management positions at the Promontorio, Faro and Solaruco corporate segments at year-end 2025:

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

% of women in management positions B	Coefficient 1
≥ 36%	1.25
≥ 35% but < 36%	1 – 1.25A
≥ 29.3% but < 35%	0 – 1A
< 29.3%	0

A	Proportional increase in the coefficient according to its position within this bracket of the scale.

B	The executives include the three top corporate segments and represent approximately 1% of the total payroll.

ii.	Target regarding financial inclusion between 2023 and 2025:

Financial inclusion B (millions)	Coefficient 2
≥ 6	1.25
≥ 5 but < 6	1 – 1.25A
≥ 3 but < 5	0 – 1A
< 3	0

A	Proportional increase in the coefficient according to its position within this bracket of the scale.

B	Banking proposals for unbanked and underbanked regarding access to basic financial services (i.e.: cash-in/cash-out services in remote locations) or tailored finance (i.e.: for micro-entrepreneurs to set up or grow a business or customers in financial distress).

iii.	Green financing and socially responsible investment target, which will be measured in turn based on compliance with the following two metrics, the first being weighted 70% and the second 30% for purposes of measuring this target (and, thus, the Coefficient 3 as detailed below):

Green finance raised and facilitatedB between 2019 and 2025 (billions of euros)	Subcoefficient α
≥ 240	1.25
≥ 220 but < 240	1 – 1.25A
≥ 160 but < 220	0 – 1A
< 160	0

A	Proportional increase in the coefficient according to its position within this bracket of the scale.

B	Grupo Santander's contribution to green business: SCIB, Retail & Commercial banking and Digital Consumer Bank. It is measured with cumulative data since 2019.

Socially responsible investment B (billions of euros)	Subcoefficient β
≥ 102	1,25
≥ 100 but < 102	1 – 1.25A
≥ 53 but < 100	0 – 1A
< 53	0

A	Proportional increase in the coefficient according to its position within this bracket of the scale.

B	Funds registered under article 8 and 9 (SFDR) in the EU, including third-party funds and SAM´s Latin American funds that meet equivalent criteria.

iv.	Target regarding the exposure in thermal coal-related power and mining portfolios:

Thermal coal-related power & miningB (billions of euros)	Coefficient 4
≤ 3.8	1.25
< 5.8 but > 3.8	1 – 1.25A
= 5.8	1
> 5.8	0

A	Proportional increase in the coefficient according to its position within this bracket of the scale.

B	Credit risk exposure with customers affected by the thermal coal 2030 phase-out target: power generation customers with more than 10% of revenues coming from thermal coal and thermal coal-mining customers.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Each of the four Responsible banking action lines described in sections 1 to 4 above will have the same weight, such that the level of achievement of this Multiyear Objective will be determined by using the following formula:

C = (1/4 x Coefficient 1 + 1/4 x Coefficient 2 + 1/4 x Coefficient 3 + 1/4 x Coefficient 4)

where:

▪	“Coefficient 3” will be determined by using the following formula:

Coefficient 3 = (0.7 x Subcoefficient α) + (0.3 x Subcoefficient β)

Thus, the following formula will be applied to determine the annual amount of the Deferred Portion Subject to Objectives, if any, payable in financial years 2027, 2028 and 2029 (each of these payments, a “Final Annual Payment”), without prejudice to any adjustments that may result from malus clauses:

Final Annual Payment = Amt. x (2/5 x A + 2/5 x B + 1/5 x C)

where:

▪	“Amt.” means one third of the Deferred Portion Subject to Objectives.

▪	“A” is the RoTE Coefficient according to the scale and terms and conditions in paragraph A above based on the achievement of the return on tangible equity target in 2025.

▪	“B” is the TSR Coefficient according to the scale in paragraph B above based on the relative performance of the TSR of the Bank for the 2023-2025 period with respect to the Peer Group.

▪	“C” is the coefficient resulting from adding up the weighted coefficients for each of the four responsible banking commitments by 2025, as set forth in paragraph C above.

▪	Assuming in any case that if “(2/5 x A + 2/5 x B + 1/5 x C)” yields a figure greater than 1.25, 1.25 shall be applied as the multiplier.

•	Maximum number of shares to be delivered

The final number of shares, if any, delivered to each executive director, including both those for immediate payment and those for deferred payment, shall be calculated taking into account the average weighted daily volume of the average weighted listing prices of the shares of Santander for the fifty trading sessions prior to the Friday (exclusive) of the week prior to the date on which the board of directors approves the Award for the executive directors of the Bank for financial year 2023 (hereinafter, the “2024 Listing Price”).

It has been estimated that the maximum amount of the Award to be delivered to the executive directors in shares under the Award comes to (i) EUR 11.5 million, if the executive directors ask to receive only in shares the portion of the Incentive to be paid in instruments; or (ii) EUR 5.75 million if the executive directors ask to receive the portion of the Incentive to be paid in instruments in halves in shares and options (the “Maximum Amount Distributable in Shares for Executive Directors” or “MADSED”). The maximum number of Santander shares that may be delivered to the executive directors under this plan (the “Limit on Shares for Executive Directors” or “LSED”) will be determined by applying the following formula:

The final number of shares to be delivered to each executive director will take into account the amount resulting from applying the corresponding taxes (withholdings or payments on account) under the procedure established in the regulations governing the Plan.

•	Maximum number of share options to be delivered and applicable rules

If options are delivered, each of them will have one Santander share as the underlying asset and the exercise price of each option will be equal to the 2024 Listing Price. Settlement of the options upon exercise, for both this eighth cycle and the seventh cycle of the Plan, may take place, in the terms defined by the board of directors, by delivery of Santander shares upon payment of the strike price, through a settlement by difference between the strike price for the option and the applicable Santander share market price at exercise or by means of transfer thereof to the Bank, which will acquire them at the market price.

The final number of share options, if any, to be delivered to each executive director, whether paid immediately or deferred, shall be calculated taking into account the fair value (“FV”) calculated in

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

accordance with generally applicable accounting standards (IFRS - International Financial Reporting Standards) for share-based payments on the date the options are granted, i.e. the Initial Date, which will be a fraction of the 2024 Listing Price.

The maximum number of share options to be delivered (the “Limit on Award Share Options for Executive Directors” or “LASOED”) will be determined based on the maximum number of shares that would be delivered to each executive director as a result of the exercise of share options if payment was made by delivery of Santander shares, which must be calculated taking into account: (i) FV; and (ii) the 2024 Listing Price.

Taking into account that the maximum amount of the Award to be delivered in share options to the executive directors amounts to EUR 5.75 million, if the executive directors opt to receive in options on Santander shares half of the portion to be paid in instruments (the “Maximum Amount Distributable in Award Share Options for Executive Directors” or “MADASOED”), the LASOED will be determined by applying the following formula:

Options may be exercised after the passage of one year from the delivery thereof and until they expire. The date of expiry will not be greater than ten years after the Initial Date, and the board of directors will set the specific date of expiry within this limit and whether they must be exercised during specific timeframes throughout the calendar year.

•	Other rules:

The number of shares and, if applicable, share options to be received by the executive directors in each payment of the Award may be reduced if they receive RSUs under the PagoNxt incentive plan, so that the maximum aggregate amount of the variable remuneration of the executive directors received as shares, share options and RSUs does not exceed the maximum limit of EUR 11.5 million.

In the event of a change in the number of shares due to a decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares to be delivered and the conditions for exercising the share options to be granted will be modified so as to maintain the percentage of the total share capital represented by them.

Information from the stock exchange with the largest trading volume will be used to determine the listing price of the share.

If necessary or appropriate for legal, regulatory or similar reasons, the delivery mechanisms provided for herein may be adapted in specific cases without altering the maximum number of shares or share options linked to the award or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares or of share options with the delivery of equivalent amounts in cash, or vice versa.

The shares to be delivered may be owned by the Bank or by any of its subsidiaries, be newly-issued shares, or be obtained from third parties with whom agreements have been signed to ensure that the commitments made will be met.

•	Grant of powers

Without prejudice to the general provisions of item 7 or to those set forth in preceding sections, and without prejudice to the powers of the board of directors in remuneration matters, the board is hereby authorised to implement this resolution, with the power to elaborate, as necessary, on the rules set forth herein and on the content of the agreements and other documents to be used. Specifically, and merely by way of example, the board of directors shall have the following powers:

(i)	To approve the basic content of the agreements and of such other supplementary documentation as may be necessary or appropriate, including, if applicable, the regulations governing the plan.

(ii)	To approve all such notices and supplementary documentation as may be necessary or appropriate to file with any public or private agency, including, if required, the respective prospectuses.

(iii)	To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorisation or verification.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

(iv)	To determine, in the case of delivery of options, the date of expiry thereof and the timeframe for exercise within the maximum limits set by the shareholders.

(v)	To determine the specific number of shares and, if necessary, options on shares to be received by each of the executive directors, observing the established maximum limits.

(vi)	To apply the measures and mechanisms that may be appropriate to compensate for the dilution effect, if any, that may occur as a result of corporate transactions and shareholder distributions for so long as the shares are not delivered to the executive directors; and, in the event that the maximum amount distributable in shares or options to be delivered to the executive directors is exceeded, to authorise their deferral and payment in options or shares, respectively, of the excess or, if both limits are exceeded, to authorise the deferral and payment of the excess in cash.

(vii)	To define whether when the option is exercised, other than through transfer thereof to the Bank, settlement is to be made in kind by delivering shares or by settling differences and regulating any mechanisms necessary or appropriate to implement such exercise, including the procedure for determination of the applicable market price.

(viii)	To extend the deferral period if so required in order to adapt to the applicable legal provisions in force at any given time or to the requirements of the competent authority, making such adjustments as may be necessary to adapt the Award to the new deferral period.

(ix)	To approve, where applicable, the engagement of one or more internationally recognised third parties to verify the achievement of the Multiyear Objectives. In particular, and merely by way of example, it may ask such third parties: to obtain, from appropriate sources, the data upon which the calculations of TSR are to be based; to perform the calculations of the TSR of the Bank and the TSRs of the entities within the Peer Group; to compare the Bank’s TSR with the TSRs of the entities within the Peer Group; and to provide advice on the decision as to how to act in the event of unexpected changes in the Peer Group that may require adjustments to the rules for comparison among them or on the amendment of the Peer Group in light of objective circumstances that justify such amendment (like non-organic transactions or other extraordinary circumstances).

(x)	To interpret the foregoing resolutions, with powers to adapt them, without affecting their basic content, to the circumstances that may arise at any time, including, in particular, adapting the delivery mechanisms, without altering the maximum number of shares and share options linked to the plan or the basic conditions upon which the delivery thereof is made contingent, which may include the substitution of the delivery of shares or share options with the delivery of share options or shares, respectively, or equivalent amounts in cash, or the alteration of the mechanisms for net delivery of shares or share options in accordance with the procedures that are established for the payment of taxes, or when so required for regulatory, tax, operational or contractual reasons. In addition, the board may adapt the aforementioned plan (including the adjustment or removal of any metrics and achievement scales for the Multiyear Objectives, the inclusion of additional targets for the delivery of any deferred amount of the Award or the increase of the portion corresponding to the Deferred Payment Amount or the extension of the Deferral Period) to any mandatory regulations or administrative interpretation that may prevent the implementation thereof on the approved terms.

(xi)	To adjust the level of achievement of the Multiyear Objectives upwards or downwards, at the proposal of the remuneration committee, when regulatory changes, non-organic transactions, material changes to the Group’s composition or size or other extraordinary circumstances (such as write-offs, legal changes, corporate transactions, share buyback programmes or restructurings) have occurred which affect the suitability of the metric and achievement scale established in each case and resulting in an impact unrelated to the performance of the executive directors being evaluated.

(xii)	To develop and specify the conditions upon which the receipt by the executive directors of the corresponding shares, share options or deferred amounts is contingent, as well as to determine whether, according to the plan to which this resolution refers, the conditions upon which the receipt by the executive directors of the respective shares, share options or cash amounts is made contingent have been fulfilled, with the power to modulate the cash amounts and the

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

number of shares and share options to be delivered depending on the existing circumstances, all following a proposal of the remuneration committee.

(xiii)	In general, to take any actions and execute all such documents as may be necessary or appropriate.

Moreover, in those areas falling within the scope of the board of directors’ responsibility, it is authorised to further develop, modify, alter or adapt the terms and conditions of the eighth cycle of the Deferred Multiyear Objectives Variable Remuneration Plan and of the other cycles of said plan that remain in effect.

The board of directors is also authorised to delegate (with the power of substitution when appropriate) to the executive committee or to any director with delegated powers those delegable powers granted pursuant to this resolution, all without prejudice to the representative powers that currently exist or may be granted in relation to this resolution.

6ºE.-

To authorise, as regards the inclusion of executive directors among its beneficiaries and inasmuch as it is a remuneration system that includes the delivery to them of shares of the Bank or of rights thereon or that is linked to the price of the shares, the (immediate or deferred) delivery of shares of the Bank within the framework of the application of the Group’s buy-out regulations which have been approved by the board of directors of the Bank, following a proposal of the remuneration committee.

Such buy-out regulations are an instrument to be selectively used in the engagement of executives or employees who, as a result of accepting a job offer from the Bank (or from other Group companies), lose the right to receive certain variable remuneration from their previous company. Therefore, these rules, which take into account the regulations and recommendations that apply to the Bank, allow for the maintenance of certain flexibility to be able to attract the best talent and to be fair with respect to the loss of rights that an executive or employee incurs due to joining the Group, given that the conditions of the buy-out take into account those that applied to the remuneration the loss of which is compensated for.

The maximum number of shares that may be delivered under this resolution is a number such that, multiplying the number of shares delivered (or recognised) on each occasion by the average weighted daily volume of the average weighted listing prices of the Santander shares for the fifty trading sessions prior to the date on which they are delivered (or recognised), does not exceed the amount of EUR 40 million.

The authorisation granted hereby may be used to undertake commitments to deliver shares in relation to the engagements that occur during financial year 2023 and during financial year 2024, until the ordinary general shareholders’ meeting is held in 2024.

7º.- Without prejudice to the delegations of powers contained in the preceding resolutions, it is hereby resolved:

(a)	To authorise the board of directors to interpret, remedy, supplement, implement and further develop the preceding resolutions, including the adjustment thereof to conform to verbal or written evaluations of the Commercial Registry or of any other authorities, officials or institutions which are competent to do so, as well as to comply with the requirements that may legally need to be satisfied for the effectiveness thereof, and, in particular, to delegate to the executive committee or to any director with delegated powers all or any of the powers received from the shareholders at this general shareholders’ meeting by virtue of the preceding resolutions as well as under this resolution 7.

(b)	To authorise Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea, Mr Héctor Grisi Checa, Mr Jaime Pérez Renovales and Mr Francisco Javier Illescas Fernández-Bermejo so that any of them, acting severally and without prejudice to any other existing power of attorney whereby authority is granted to record the corporate resolutions in a public instrument, may appear before a Notary Public and execute, on behalf of the Bank, any public instruments that may be required or appropriate in connection with the resolutions adopted by the shareholders at this general shareholders’ meeting. In addition, they are empowered, also on a several basis, to carry out the required filing of the annual accounts and other documentation with the Commercial Registry.”

I LIKEWISE HEREBY CERTIFY that the report approved by the Board of Directors following the proposal by the Board Remuneration Committee on the annual report on directors’ remuneration was submitted to the shareholders for an advisory vote at the General Meeting (Item 6ºF).

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

And to leave record, I sign this certification with the approval of Mr Jose Antonio Alvarez Alvarez, Vice Chairman, in Boadilla del Monte on 31 March 2023.

Reviewed

Vice Chairman

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	March 31, 2023	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance